UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38430

Meta Data Limited

(Translation of registrant’s name into English)

2161 North Zhongshan Road

Putuo District, Shanghai 200333

People’s Republic of China

Telephone: +86-21- 2250-5999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of February 28, 2022 and for the Six Months Ended February 28, 2022 and 2021, and Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended February 28, 2022 and 2021
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 23, 2022

Meta Data Limited

By:	/s/ Xiaoming Li
Name:	Xiaoming Li
Title:	Chief Executive Officer

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